AR

50
3/4/03

03012043

SECURITI... SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALMAX FINANCIAL SOLUTIONS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2004 Route 31 N Suite 12
(No. and Street)

Clinton (City) NJ (State) 08809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark C. Schultz 800-966-6664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NISIVOCCIA & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

5 EMERY AVENUE (Address) RANDOLPH (City) NJ (State) 07869 (Zip Code)

RECEIVED
FEB 27 2003
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 02 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, MARK C. SCHULTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALMAX FINANCIAL SOLUTIONS, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

~~Notary~~ Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

[redacted]

ALMAX FINANCIAL SOLUTIONS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report

To the Member of
AlMax Financial Solutions, L.L.C.

We have audited the accompanying statement of financial condition ofAlMax Financial Solutions, L.L.C. (the "Company") (a single member New Jersey limited liability company), as of December 31,2002 and 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AlMax Financial Solutions, L.L.C. as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Newton, New Jersey
January 16, 2003

Nisivoccia & Company LLP

ALMAX FINANCIAL SOLUTIONS, L.L.C.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 15,825	$ 20,543
Short-term investments	12,005	
Commissions receivable	2,829	4,194
Total current assets	$ 30,659	$ 24,737
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Accounts payable	$ 946	$ 5,462
Accrued expenses	6,000	3,587
Total current liabilities	6,946	9,049
Member's equity	23,713	15,688
Total liabilities and member's equity	$ 30,659	$ 24,737

The accompanying notes are an integral part of these statements

ALMAX FINANCIAL SOLUTIONS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - General Business

AlMax Financial Solutions, L.L.C. (the "Company") (a single member New Jersey limited liability company) was formed in the State of New Jersey on May 4, 2000, for the purpose of marketing mutual funds, variable annuities, and life insurance products. The Company will be dissolved by December 31, 2025; unless otherwise terminated as provided for in the Company's operating agreement. Under the laws of the State of New Jersey, the liability of the Company's member is limited to his investment in the Company. The Company's registration as a broker-dealer with the Securities and Exchange Commission became effective December 20, 2000. The Company serves as placement agent for such products. As a placement agent, the Company does not receive funds, but rather funds are transmitted directly by mutual fund purchasers to the issuers' escrow agents or transfer agents. The Company's headquarters are located in Clinton, New Jersey and is licensed to do business in four states.

Note 2 - Significant Accounting Policies

Basis of Accounting

The Company reports its financial statements on the accrual basis of accounting.

Revenue Recognition

The Company recognizes revenue when earned based upon their contractual obligations with mutual funds and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes any such charge backs are insignificant and has not provided any allowance for such charge backs.

Income Taxes

The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the member in his individual return. The member may make substantial capital withdrawals periodically to pay his personal income tax liabilities.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $11,708, which was $6,708 in excess of its required net capital of $5,000. The Company's net capital ratio was .59 to 1.

Note 4 - Reserve Requirements

The Company is exempt under Section K(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

Note 5 - Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and commissions receivable. The Company places its cash and cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company'scommissions receivable consist principally of commissions due from issuers of mutual funds and variable annuities. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and commissions receivable. It is not the Company's policy to require collateral for receivables outstanding.

Note 6 - Related Party Transaction

Effective October 1, 2000, the Company entered into a management agreement with Your Money Matters, Inc. ("YMMI"), an entity wholely owned by the member. The agreement calls for YMMI to provide the Company financial services management, information systems, bookkeeping, office space, equipment, supplies, assistance with compliance, marketing services and other services. The agreement had an initial term of one year and is subject to automatic renewal until canceled by either party.

The management fee shall be assessed at $600 per month; however, YMMI has agreed to waive the management fee through December 31, 2002 and until further notice. In addition to the management fee, YMMI may assess the Company for overhead expenses as defined in the agreement. At the present time, no overhead expenses will be assessed by YMMI.